October 29, 2024

Daryl Raiford
Chief Financial Officer
Bandwidth Inc.
2230 Bandmate Way
Raleigh, NC 27607

        Re: Bandwidth Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 8-K furnished on August 1, 2024
            File No. 001-38285
Dear Daryl Raiford:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicator, page 63

1. We note that you no longer present total active customer count as you focus on larger customers. However, we also note your references to average annual revenue per customer in each of your last four earnings calls, the growth of which you appear to attribute to larger customer opportunities. Please tell us your consideration to include such measure in your Form 10-Q and 10-K filings or tell us what measures you use to monitor your larger customer base. Refer to Item 303(a) of Regulation
S-K
       and SEC Release No. 33-10751.
 October 29, 2024
Page 2
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2022, page 67

2. We note your reference to various factors impacting your cloud communications revenue for each period presented. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms. In addition, we note your reference on page 7 to your various market offerings (i.e. Global Communications
Plans,
       Programmable Services and Global Enterprises) as well as your discussion of changes in these offerings in your Q4 2023 earnings call transcript. Please tell us your consideration to include a discussion of the impact of these offerings in your results of operations and revise as necessary. Refer to Item 303(b) of Regulation
S-K.
Critical Accounting Policies and Significant Judgments and Estimates, page 80

3. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of
       Regulation S-K.
Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders Equity, page 93

4. We note your adjustments to additional paid-in capital and accumulated deficit upon adoption of ASU 2020-06 on January 1, 2022. Please explain to us how you determined the $8,750 thousand adjustment to accumulated deficit. In your response,
       tell us how the accretion of debt discount recorded in fiscal 2020 and 2021 is reflected in your adjustment to accumulated deficit. Refer to ASC
815-40-65-1(b)(1).
Note 5. Leases, page 110

5. Please revise to clarify whether the right of use assets and operating lease liabilities for your new corporate headquarters includes the two ten-year renewal options. Also, describe how you determined the discount rate for the lease. Refer to ASC 842-20-50-
       3.a.3 and 50-3.c.3.
Note 9. Geographic Information, page 119

6. We note your discussion of revenue and long-lived assets in North America. Please tell and revise to disclose what territories comprise North America. To the extent it includes areas besides the United States, revise to separately disclose revenue and long-lived assets attributable to the United States, your country of domicile, and any individually significant foreign country. Refer to ASC 280-10-50-41. October 29, 2024
Page 3
Form 8-K furnished on August 1, 2024
Exhibit 99.1, page 1

7.     We note your Second Quarter 2024 Financial Highlights table includes
Adjusted
       EBITDA and Free Cash Flow, along with a discussion of the increase in Adjusted
       EBITDA, without presenting the comparable GAAP measure with equal or greater prominence. Please revise. Refer to Question 102.10(a) of the Non-GAAP C&DIs.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brandon Asbill